                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                          ABC RAIL PRODUCTS CORPORATION
                                (Name of Issuer)

                    Common Stock, Par Value, $0.01 Per Share
                         (Title of Class of Securities)

                                    000752105
                                 (CUSIP Number)

                               Michael J. Halpern
                      1999 Avenue of the Stars, Suite 1950
                          Los Angeles, California 90067
                                 (310) 201-7795
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 24, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box [ ].























                               Page 1 of 11 Pages

                                 SCHEDULE 13D

-------------------                                    -----------------
CUSIP No. 000752105                                    Page 2 of 11 Pages
-------------------                                    ------------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     Dorchester Partners, L.P.
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [X]
                                                            (b)  [ ]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     WC
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-----------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
          0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
     473,800
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     473,800
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     473,800
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                              [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.3%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     PN
==============================================================================

                                 SCHEDULE 13D

-------------------                                    -----------------
CUSIP No. 000752105                                    Page 3 of 11 Pages
-------------------                                    -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     Dorchester Advisors, Inc.
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [X]
                                                                 (b)  [ ]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     AF
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                     [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     California
------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
------------------------------------------------------------------------------
7  SOLE VOTING POWER
     0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
     473,800
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
     0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     473,800
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     473,800
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                              [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.3%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     CO
==============================================================================

                                 SCHEDULE 13D

-------------------                                    -----------------
CUSIP No. 000752105                                    Page 4 of 11 Pages
-------------------                                    -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     Michael J. Halpern
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [X]
                                                            (b)  [ ]
------------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     AF
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
     47,800
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
     473,800
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
     47,800
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     473,800
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     521,600
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                   [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.8%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     IN
==============================================================================

                                                       Page 5 of 11 Pages

                                 SCHEDULE 13D


Item 1.   Security and Issuer

          (a)  Class of Securities: Common Stock, par value,
                                    $0.01 per share ("Common Stock")

          (b)  Issuer:   ABC Rail Products Corporation (the "Issuer")
                         200 South Michigan Avenue
                         Chicago, Illinois 60604-2402


Item 2.   Identity and Background

          (a) This statement is filed by (i) Dorchester Partners, L.P., a Delaware limited partnership ("Partners"), (ii) Dorchester Advisors, Inc., a California corporation ("Advisors"), and (iii) Michael J. Halpern, an individual ("Halpern"), (collectively, the "Reporting Persons"). Partners is a private investment partnership engaging in the purchase and sale of securities for investment for its own account. Advisors is the sole general partner of Partners. Halpern is the sole stockholder, officer and director of Advisors. Halpern is in a position to determine the investment and voting decisions made by Advisors and, consequently, by Partners. In addition, Halpern is the sole stockholder, officer and director of Granamax Capital, Inc., a California corporation, which, through an investment advisory contract with Dorchester Offshore Fund, Inc., a Cayman Islands corporation (the "Managed Account"), controls the investment and voting decisions with respect to the shares of the Issuer owned by the Managed Account. Therefore, Halpern is the beneficial owner of the shares acquired by Partners and the Managed Account, and the Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act") with respect to the shares acquired by Partners and the Managed Account.

          (b) The business address of each of Partners, Advisors and Halpern is:
                    1999 Avenue of the Stars, Suite 1950
                    Los Angeles, California 90067

          (c) The present principal occupation or employment of each of the Reporting Persons is as follows:

                    Partners: private investment Partnership
                    Advisors: general partner of Partners
                    Halpern: Chief Executive Officer, Chief Financial Officer, and Secretary of Advisors

          (d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                                                       Page 6 of 11 Pages

          (e) During the last five years, none of the Reporting Persons have been a party in a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Halpern is a citizen of the United States of America.

Item 3.   Source and Amount of Funds of Other Consideration

          The aggregate purchase prices of the shares of the Issuer's Common Stock ("Shares") purchased by the Reporting Persons as reported in Item 5(c) of this Schedule 13D were as follows:

      Name of                                  Aggregate
 Reporting Person                            Purchase Price

Partners                                     $  7,577,531
Managed Account                              $    767,439

          The Reporting Persons listed above purchased the Shares reported herein as beneficially owned by them with working investment capital of Partners and Managed Account.


Item 4.   Purpose of Transaction

          The Shares reported herein were acquired for investment purposes. Depending upon the Reporting Persons' continuing evaluation of the Issuer's business and prospects, alternative investment opportunities and any other factors Reporting Persons deem relevant, the Reporting Persons may, from time to time, purchase additional Shares on the open market or in privately negotiated transactions or otherwise. The Reporting Persons have no present intention of selling any Shares, but reserve the right to do so, in whole or in part, at any time, in open market transactions, privately negotiated transactions or otherwise. The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. However, as a part of their ongoing review of investment alternatives, the Reporting Persons have not excluded the possibility of considering such matters in the future, and, from time to time, the Reporting Persons may seek to hold discussions with other stockholders of the Issuer and other third parties, including competitors or potential competitors of the Issuer, regarding possible transactions described in paragraphs (b) through (j) of Item 4 of
Schedule 13D. The Reporting Persons may also seek to have discussions with management of the Issuer and may make suggestions and/or recommendations to management of the Issuer with respect to the business of the Issuer. The Reporting Persons may, at any time and from time to time, review or reconsider their position with respect to the Issuer, and formulate plans or proposals with respect to any of such matters.

                                             Page 7 of 11 Pages

Item 5.   Interest in Securities of the Issuer

          (a) As of the close of business on October 1, 1997, the Reporting Persons, by virtue of the language of Rule 13d-3(d)(1)(i), may be deemed to own beneficially in the aggregate the number and percentage of the Issuer's Common Stock set forth opposite their names below (based upon the number of Shares that were reported to be outstanding in the Issuer's Form 10-Q as of May 30, 1997).

==============================================================================
        Name             Shares of Common Stock             Percentage
-----------------------------------------------------------------------------
Partners                      473,800                           5.3%
-----------------------------------------------------------------------------
Advisors(1)                   473,800                           5.3%
-----------------------------------------------------------------------------
Halpern(2)                    521,600                           5.8%
-----------------------------------------------------------------------------

(1) By virtue of its position as the general partner of Partners, Advisors may be deemed to beneficially own the shares of Common Stock held by Partners.

(2) The Managed Account is the direct, beneficial owner of 47,800 shares of Common Stock, which constitutes .5% of the outstanding shares of Common Stock. Halpern does not directly own any Common Stock, but, by virtue of his control over the investment and voting decisions of Advisors (and therefore, Partners) and the Managed Account, Halpern may be deemed to own beneficially the Shares held by Partners and the Managed Account.

       (b) Partners, Advisors and Halpern may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the Shares held by Partners. Halpern may be deemed to have sole power to vote or to direct the vote and to dispose or to direct the disposition of the Shares held by the Managed Account.

       (c) The following table sets forth the transactions effected by each of the Reporting Persons listed in Item 5(a) during the past sixty days. Except as otherwise indicated below, each of the transactions set forth below reflects a purchase effected by means of over-the-counter trading. (* reflects a sale).

                                           Page 8 of 11 Pages


              Price Per                    Managed
Trade Date    Share ($)      Partners      Account
-----------------------------------------------------------------------------
7/24/97       18.8750             900         100
----------------------------------------------------------------------------
7/29/97       18.7500           1,900         200
-----------------------------------------------------------------------------
7/30/97       18.5000           4,500         500
-----------------------------------------------------------------------------
8/20/97       18.0000           2,300         200
-----------------------------------------------------------------------------
8/27/97       17.8750             900         100
-----------------------------------------------------------------------------
9/02/97       17.5000             900*        100*
-----------------------------------------------------------------------------
9/04/97       17.7500             900         100
-----------------------------------------------------------------------------
9/05/97       17.5000           7,800*        700*
-----------------------------------------------------------------------------
9/08/97       18.2500           1,000         ----
------------------------------------------------------------------------------
9/12/97       18.1250           2,300         200
-----------------------------------------------------------------------------
9/15/97       19.7500           1,800         200
-----------------------------------------------------------------------------
9/16/97       19.6250           2,700         300
-----------------------------------------------------------------------------
9/16/97       19.8214           6,400         600
------------------------------------------------------------------------------
9/17/97       19.4688           1,800         200
-----------------------------------------------------------------------------
9/22/97       19.0000           1,800         200
-----------------------------------------------------------------------------
9/23/97       19.6667           2,800         200
----------------------------------------------------------------------------
9/24/97       18.0000             800         200
------------------------------------------------------------------------------
9/24/97       19.0000           9,100         900
-----------------------------------------------------------------------------
9/24/97       17.2500          29,500        3,000
-----------------------------------------------------------------------------
9/25/97       17.5000           4,600         400
----------------------------------------------------------------------------
9/29/97       17.0000             900         100
----------------------------------------------------------------------------

------------

                                              Page 9 of 11 Pages



              Price Per                    Managed
Trade Date    Share ($)      Partners      Account
-----------------------------------------------------------------------------
9/30/97        18.250           7,500         700
------------------------------------------------------------------------------
9/30/97        18.375           9,100         900
-----------------------------------------------------------------------------
9/30/97        17.625          27,300        2,700
-----------------------------------------------------------------------------
10/01/97       18.625           1,800         200
----------------------------------------------------------------------------

------------

       (d) The Managed Account has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares of the Issuer owned by the Managed Account. To the best of Reporting Person's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares of the Issuer which the Reporting Persons may be deemed to own beneficially.

       (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

          None.

Item 7.   Material to be filed as Exhibits

          Exhibit A -- Joint Acquisition Statement dated October 3, 1997.

                                                         Page 10 of 11 Pages

       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  October 3, 1997

DORCHESTER ADVISORS, INC.

  By:  /s/ Michael J. Halpern
       ----------------------------------
       Michael J. Halpern
       President

DORCHESTER PARTNERS, L.P.

  By:  DORCHESTER ADVISORS, INC.
       as General Partner

  By:  /s/ Michael J. Halpern
       -----------------------------------
       Michael J. Halpern
       President


/s/ Michael J. Halpern
-------------------------------
Michael J. Halpern

                                           Page 11 of 11 Pages


                            EXHIBIT A

                     JOINT ACQUISITION STATEMENT
                     PURSUANT TO RULE 13d-1(f)(1)


       The undersigned acknowledges and agrees that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledges that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


Dated: October 3, 1997

                                           DORCHESTER ADVISORS, INC.



                                           By:   /s/ Michael J. Halpern
                                                  Michael J. Halpern
                                                  President



                                           DORCHESTER PARTNERS, L.P.

                                           By:  Dorchester Advisors, Inc.
                                                  General Partner



                                           By:    /s/ Michael J. Halpern
                                                  Michael J. Halpern
                                                  President




                                           By:    /s/ Michael J. Halpern
                                                  MICHAEL J. HALPERN

104794